

April 9, 2014

Via E-mail
Mr. Conan J. Laughlin
Managing Member
North Tide Capital, LLC
500 Boylston Street, Suite 310
Boston, MA 02116

> **Re:** **Healthways, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2014 by North Tide Capital Master, LP, North Tide Capital,**
>   **LLC, Conan J. Laughlin, Edwin "Mac" Crawford, Bradley S. Karro, and**
>   **Paul H. Keckley**
> **File No. 000-19364**

Dear Mr. Laughlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the registrant distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Background to the Solicitation

2.   We note your reference to a strategic review process conducted by J.P. Morgan. With a
        view to clarifying disclosure, please advise us of your understanding of the background
        of this strategic review process.

Proposal No. 1 Election of Directors

3.   Please disclose Mr. Crawford's and Mr. Karro's principal occupation and employment
        during the past five years in accordance with Item 401(e)(1) of Regulation S-K. Please
        also ensure that you have provided the information required by Item 5(b)(1)(ii) of
        Schedule 14A with respect to each nominee.

4.   Please remove the transaction and company-specific information for Caremark Rx,
        including the information regarding increases in revenues and total stockholder
        return. Alternatively, please revise to address the extent to which the returns and
        quantified disclosure may not have resulted solely or primarily from Mr. Crawford's
        actions, and include disclosure cautioning against attributing undue certainty to
        statements about prior performance.

5.   We note the participants reserve the right to vote for unidentified substitute nominees.
        Advise us, with a view toward revised disclosure, whether the participants are required to
        identify or nominate such substitute nominees in order to comply with any applicable
        company advance notice bylaw or other organizational document provision. In addition,
        please confirm for us that should the participants identify or nominate substitute
        nominees before the meeting, the participants will file an amended proxy statement that
        (1) identifies the substitute nominees, (2) discloses whether such nominees have
        consented to being named in the revised proxy statement and to serve if elected, and (3)
        includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such
        nominees.

Quorum; Broker Non-Votes; Discretionary Voting

6.   We note your disclosure that brokers "will have discretionary authority to vote your
        shares on the proposal regarding the ratification of the Company's independent auditor"
        and that "[b]rokers do not have discretionary authority to vote on any of the matters to be
        presented at the Annual Meeting." Please reconcile these statements. In that regard, we
        note that it is our understanding that in a contested election, a broker does not have
        discretionary authority to vote on any proposals to be voted on at the meeting, whether
        routine or not.

Votes Required For Approval

7.   We note the bracketed disclosure regarding the vote required for election of directors. Please state the vote required for approval of the other proposals, other than for the approval of auditors, in accordance with Item 21(a) of Schedule 14A.

Solicitation of Proxies

8.   Please disclose the total expenditures to date since you already know that information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director

cc: Mr. Andrew Freedman, Esq.
        Olshan Frome Wolosky LLP